The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION DATED FEBRUARY 16, 2010.

PRELIMINARY PRICING SUPPLEMENT NO. 489 dated , 2010 to Prospectus Supplement and Prospectus dated February 4, 2010 relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-164694

Eksportfinans ASA
Equity-Index-Linked Notes Due
(Linked to the MSCI EAFE Index)

     The notes will not pay interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date and expected to be between 24 and 28 months after the original issue date) is based on the performance of the MSCI EAFE Index (the index) as measured from the trade date to and including the determination date (set on the trade date and expected to be the fifth scheduled trading day prior to the stated maturity date). If the index return (defined below) is negative you will receive less than the face amount of your notes, and if the index return is less than -30.00% you could lose your entire investment in the notes. Additionally, the amount you may receive on your notes at maturity is subject to a maximum redemption amount (expected to be between $1,370.00 and $1,430.00 and to be set on the trade date).

     To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date) from the initial index level (determined on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes). On the stated maturity date, for each $1,000.00 face amount of your notes:

  if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000.00 plus (ii) the product of the index return times $1,000.00, subject to the maximum redemption amount.

  if the index return is zero or negative, but not below -10.00% (the final index level is greater than or equal to 90.00% of the initial index level but less than or equal to 100.00% of the initial index level), you will receive an amount in cash that is equal to the sum of (i) $1,000.00 plus (ii) the product of the index return times $1,000.00.

  if the index return is negative and is below -10.00% but not below -30.00% (the final index level is greater than or equal to 70.00% of the initial index level but less than 90.00% of the initial index level), you will receive $900.00.

  if the index return is negative and is below -30.00% (the final index level is less than 70.00% of the initial index level), you will receive an amount in cash that is equal to the sum of (i) $900.00 plus (ii) the product of (a) approximately 1.2857 (the buffer rate, defined below) times (b) $1,000.00 times (c) the sum of the index return plus 30.00%.

     The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. A decrease between the initial index level and the final index level will reduce the payment you will receive, if any, on the stated maturity date below the face amount of your notes, potentially to $0. Further, the maximum payment that you could receive at maturity with respect to a $1,000.00 face amount note (the minimum denomination) is limited to the maximum redemption amount of between $1,370.00 and $1,430.00 (set on the trade date). In addition, the notes will not pay interest, and no other payments will be made on the notes prior to the stated maturity date.

(continued on following page)

Goldman, Sachs & Co.

Preliminary Pricing Supplement dated February 16, 2010

     Assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. The amount of the excess will decline on a straight line basis over the period from the date hereof through May     , 2010. You should read the explanation of risks in “Risk Factors” in this pricing supplement and the discussion of risks in “Risk Factors – Risks relating to index linked notes or notes linked to certain assets” on page S-6 of the accompanying prospectus supplement so that you may better understand those risks.

     This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated February 4, 2010 for a description of the specific terms and conditions of the particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

     Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Terms of the Notes” on page P-2 in this pricing supplement and the general terms of the indexed notes found in “Description of Debt Securities” on page S-9 of the prospectus supplement dated February 4, 2010.

	Issue Price to Public	Discounts and Commissions	Proceeds to Us (Before Expenses)
Per note:	$1,000.00	$	$
Total:	$	$	$

     The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

     The notes will not be obligations of, or guaranteed by, the Kingdom of Norway or any internal division or agency thereof, and will be subject, entirely and exclusively, to the credit risk of Eksportfinans ASA itself. The notes are also not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

     Goldman, Sachs & Co. may offer the notes on transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. Goldman, Sachs & Co. expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York, on        , 2010.

     The MSCI indices are the exclusive property of MSCI Inc. (MSCI). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are or will be licensed for use for certain purposes by Eksportfinans ASA. The notes referred to herein have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes. This pricing supplement contains a more detailed description of the limited relationship MSCI has with Eksportfinans ASA and any related notes. No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

TERMS OF THE NOTES

Issuer:	Eksportfinans ASA

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$

Face Amount of each note:	$1,000.00

Agent:	Goldman, Sachs & Co. The agent may make sales through its affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:

Original Issue Date:	A specified date that is expected to be the fifth business day after the Trade Date, to be determined on the Trade Date, unless postponed due to a Market Disruption Event.

Maturity Date:

A specified date that is expected to be between 24 and 28 months after the Original Issue Date, to be determined on the Trade Date, or in the event such day is not a Business Day, the Maturity Date will be the first following day that is a Business Day.

Indexed note:

Yes. The MSCI EAFE Index (the Index). The Index is published by MSCI, and is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East. We refer to MSCI as the Index Sponsor and it calculates and maintains the Index. As of February 8, 2010 the MSCI EAFE Index consisted of the following 21 developed country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index is a part of a series of indices sponsored by MSCI called the MSCI Standard Index Series. See “The Index” below for further information on the Index. Additional information is available on the following website: http://www.mscibarra.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Redemption Amount:

As of the Determination Date, the calculation agent will determine the Redemption Amount you will be entitled to receive on the Maturity Date in respect of each $1,000.00 Face Amount of notes in accordance with the following formulas:

  If the Final Index Level is greater than or equal to the Cap Level, the amount payable will equal the Maximum Redemption Amount.

  If the Final Index Level is greater than the Initial Index Level but less than the Cap Level, the amount payable will equal the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) the Index Return.

  If the Final Index Level is equal to or less than the Initial Index Level but greater than or equal to the Upper Buffer Level, the amount payable will equal the sum of (i) $1,000.00 plus (ii) the product of (a) $1,000.00 times (b) the Index Return.

  If the Final Index Level is less than the Upper Buffer Level but greater than or equal to the Lower Buffer Level, the amount payable will equal $900.00.

  If the Final Index Level is less than the lower buffer level, the amount payable will equal the sum of (i) $900.00 plus (ii) the product of (a) the Buffer Rate (the quotient of the Upper Buffer Level divided by the Lower Buffer Level) times (b) $1,000.00 times (c) the sum of the Index Return plus 30.00%.

Initial Index Level:	To be determined on the Trade Date.

Final Index Level:	The closing level on the Determination Date, subject to adjustment due to a discontinuance or modification of the Index.

Closing Level:

The level of the Index on each Trading Day, as published by the Index Sponsor or, if the Index Sponsor does not publish such a level, as quoted by another publicly available source selected by the calculation agent in its sole discretion or, if no such other source is available, as calculated by the calculation agent in good faith, subject, in each case, to the effect of any Market Disruption Event or the discontinuance or modification of the Index.

Cap Level:	Expected to be between 137.00% and 143.00% of the Initial Index Level, to be determined on the Trade Date.

Maximum Redemption Amount:	Expected to be between $1,370.00 and $1,430.00, to be determined on the Trade Date.

Index Return:	The Final Index Level minus the Initial Index Level divided by the Initial Index Level, expressed as a positive or negative percentage.

Upper Buffer Level:	90.00% of the Initial Index Level (equal to a -10.00% Index Return).

Lower Buffer Level:	70.00% of the Initial Index Level (equal to a -30.00% Index Return).

Buffer Rate:	The quotient of the Upper Buffer Level divided by the Lower Buffer Level, which equals approximately 1.2857.

Determination Date:

A specified date that is expected to be the date that is the fifth Trading Day prior to the Maturity Date, to be determined on the Trade Date. However, if a Market Disruption Event occurs or is continuing on the Determination Date, then the Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect, and the Maturity Date will be postponed by an equal number of Business Days. In no event, however, will the Determination Date be postponed by more than five Business Days. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date. If the calculation agent determines that the Closing Level of the Index is not available on the Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level, and thus the Redemption Amount, for the notes based on its assessment, made in its sole discretion, of the Closing Level on the Determination Date, as so postponed.

Market Disruption Event:	Any of the following will be a Market Disruption Event:

  a suspension, absence or material limitation of trading in Index stocks constituting 20% or more, by weight, of the Index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or a suspension, absence or material limitation of trading in option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

  Index stocks constituting 20% or more, by weight, of the Index, or option or futures contracts relating to the Index or to Index stocks constituting 20% or more, by weight, of the Index, if available, do not trade on what were the respective primary markets for those Index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of Goldman, Sachs & Co. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes.

The following events will not be a Market Disruption Event:

  a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and a decision to permanently discontinue trading in the option or futures contracts relating to the Index or to any Index stock.

For this purpose, a “suspension, absence or material limitation of trading” in the primary securities market on which an Index stock, or on which option or futures contracts relating to the Index or an Index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an Index stock or in option or futures contracts relating to the Index or an Index stock, if available, in the primary market for that stock or those contracts, by reason of:

  a price change exceeding limits set by that market, or

  an imbalance of orders relating to that stock or those contracts, or a disparity in bid and asked quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

Discontinuance or Modification of the Index:

If the Index Sponsor discontinues publication of the Index and the Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Redemption Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Index Level, and thus the Redemption Amount, by a computation methodology that the calculation agent determines will as closely as possible replicate the Index.

If the calculation agent determines that the Index, the stocks composing the Index or the method of calculating the Index is changed at any time in any respect – including any split or reverse-split of the Index and any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason – then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Final Index Level used to determine the amount payable on the stated Maturity Date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent:	Goldman, Sachs & Co.

Fixed rate note:	The notes will not pay interest. There will be no payments prior to maturity.

Business Day:

For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in New York.

Trading Day:	Any day on which the Index is calculated and published by the Index Sponsor.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00 and integral multiples of $1,000.00 in excess thereof.

Renewable note:	No

Form of notes:	Book-entry

Listing:	None

FDIC:

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the FDIC) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

Issuer credit ratings for long-term debt:	Aa1 (negative outlook) (Moody’s)/AA (outlook stable) (Standard & Poor’s)/AA (F.IBCA)†

Acceleration:

If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner, on the basis of the performance of the Index over the term of the notes to the date of acceleration, to be fair and equitable to the holders.

Other:

The notes will not pay interest and are not renewable notes, asset linked notes or amortizing notes, each as described in the prospectus supplement. There is no optional redemption or extension of maturity in connection with the notes.

† A credit rating reflects the creditworthiness of the Issuer in the view of the rating agency and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the Issuer does not affect or enhance the likely performance of the investment other than the ability of the Issuer to meet its obligations.

     Capitalized terms used in this preliminary pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

     You should read this preliminary pricing supplement together with the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010 relating to our medium-term notes of which these notes are a part. This preliminary pricing supplement, together with these documents, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying prospectus supplement dated February 4, 2010, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

     You may access the prospectus dated February 4, 2010, as supplemented by the prospectus supplement dated February 4, 2010, on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

      http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes depends on changes in values of an index of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the Maturity Date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes will not pay interest. Also, your notes are not equivalent to investing directly in the stocks composing the Index or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.

Assuming no changes in market conditions or our credit spreads and any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.

     The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May   , 2010. After May   , 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus Goldman, Sachs & Co.’s customary bid and asked spread.

     In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. In particular, an increase of the yield spread between securities issued by the Issuer and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” below.

     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

     There is no assurance that Goldman, Sachs & Co, or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.

The Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Level is not equal to or greater than the Initial Index Level.

     The Redemption Amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you will lose part or all of your investment if the Final Index Level is not equal to or greater than the Initial Index Level. You may also lose part or all of your investment if you sell the notes in the secondary market before their maturity.

     Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.

Any decline in our credit ratings may affect the market value of your notes.

     An investment in the notes is subject to the credit risk of the Issuer. Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.

The notes are a speculative investment.

     The notes are speculative in nature and involve a high degree of risk. The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.

You may lose your entire investment in the notes.

     You can lose all or substantially all your investment in the notes. Our cash payment on your notes on the Maturity Date, if any, will be based on any increase or decrease in the Final Index Level from the Initial Index Level. You may lose all or a significant amount of your entire investment in the notes if the Final Index Level drops precipitously relative to the Initial Index Level.

     Also, the market price for each of your notes prior to the Maturity Date may be significantly lower than the purchase price you pay for each of your notes. Consequently, if you sell your notes before the Maturity Date, you may receive far less than the amount of your investment in the notes.

Past Index performance is no guide to future performance.

     The actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical performance of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

The calculation of the Redemption Amount does not take into account all developments in the Index.

     Changes in the Closing Level during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount payable at maturity. The calculation agent will calculate the Redemption Amount by comparing only the Initial Index Level and the Final Index Level. No other Closing Levels will be taken into account. As a result, you may lose a significant part of your investment even if the Closing Level has increased at certain times during the term of the notes.

If the level of the Index changes, the market value of your notes may not change in the same manner.

     Your notes may trade quite differently from the performance of the Index. Changes in the level of the Index may not result in a comparable change in the market value of your notes. Even if the level of the Index increases above the Initial Index Level during the term of the notes, the market value of your notes prior to the Maturity Date may not increase by the same amount.

The potential for the value of your notes to increase may be limited.

     Your ability to participate in any change in the value of the Index over the life of your notes will be limited because of the Cap Level, which is expected to be between 137.00% and 143.00% of the Initial Index Level. The Cap Level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the Closing Level may rise beyond the Cap Level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the Index.

The notes will not bear interest.

     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The return on your notes will not reflect any dividends paid on the Index stocks.

     The Index Sponsor calculates the level of the Index by reference to the prices of the common stocks included in the Index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the Index stocks by the Index stock issuers. See “You have no shareholder rights or rights to receive any stock” below for additional information.

Changes in the volatility of the Index are likely to affect the market value of your notes.

     The volatility of the Index refers to the magnitude and frequency of the changes in the Closing Level. In most scenarios, if the volatility of the Index increases, we expect that the market value of your notes will decrease and, conversely, if the volatility of the Index decreases, the market value of your notes may increase.

As calculation agent, Goldman, Sachs & Co. will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.

     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the Final Index Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described below under “There may be conflicts of interest between you and Goldman, Sachs & Co.”

You have no shareholder rights or rights to receive any stock.

     Investing in your notes will not make you a holder of any of the Index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Any payments on your notes will be paid in cash, and you will have no rights to receive delivery of any Index stocks or dividends.

The market price of your notes may be influenced by many unpredictable factors.

     The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

  the Closing Level at any time,

  the actual dividends distributed on the Index stocks,

  economic, financial, regulatory, political, military and other events that affect stock markets generally,

  interest and yield rates in the market,

  the time remaining until your notes mature, and

  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

     These factors will influence the price you will receive if you sell your notes prior to maturity, including the price you may receive for your notes in any market-making transaction. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes. You cannot predict the future performance of the Index based on its historical performance.

Changes in the volatility of exchange rates, and the correlation between those rates and the value of the Index are likely to affect the market value of the notes.

     Because the notes are payable in U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies upon which the component stocks of the Index are denominated could affect the market value of the notes. The correlation between the level of the Index and the U.S. dollar exchange rates for each of the currencies upon which the component stocks of the Index are denominated refers to the relationship between the percentage changes in the level of the Index and those exchange rates. The direction of such correlation (whether positive or negative) and the extent of such correlation could affect the value of the notes.

An investment in the notes is subject to risks associated with non-U.S. securities markets.

     The component stocks included in the MSCI indices comprising the Index have been issued by foreign companies in 21 developed countries in Europe, Asia, Australia and the Far East. An investment in notes linked to the value of foreign equity securities involves particular risks. Foreign securities markets may be more volatile than U.S. securities markets and market developments may affect foreign markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than there is about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in foreign countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the foreign securities markets, include the possibility of recent or future changes in the foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other foreign laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular foreign economy may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Trading and other transactions by Goldman, Sachs & Co. in securities linked to the Index stocks may impair the value of your notes.

     Goldman, Sachs & Co. or one or more of its affiliates (including Goldman Sachs International) may hedge its obligations under the swap that Goldman Sachs International expects to enter into with us relating to the offered notes by purchasing some or all of the Index stocks, options or futures on the Index or Index stocks or other instruments linked to the Index or Index stocks, and adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, perhaps on or before the Determination Date. Goldman Sachs International may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same Index. Any of these hedging activities may adversely affect the Final Index Level – directly or indirectly by affecting the price of the Index stocks – and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that Goldman Sachs International could receive substantial returns with respect to these hedging activities while the value of your notes may decline.

     Goldman, Sachs & Co. and its affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or its affiliates could adversely affect the Final Index Level – directly or indirectly by affecting the price of the Index stocks – and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. or its affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.

We may sell an additional Aggregate Face Amount of the notes at a different issue price.

     At our sole option, we may decide to sell an additional Aggregate Face Amount of the notes subsequent to the Trade Date but prior to the Original Issue Date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

There may be conflicts of interest between you and Goldman, Sachs & Co.

     As noted above, Goldman, Sachs & Co. and its affiliates expect to engage in trading activities related to the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and its affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your notes.

     Goldman, Sachs & Co. and its affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman, Sachs & Co. and your interests as a beneficial owner of notes. Moreover, one or more of Goldman, Sachs & Co.’s affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by Goldman, Sachs & Co. or any of its affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

     We may also issue, and Goldman, Sachs & Co. and its affiliates may also issue or underwrite, other securities or financial or derivative instruments linked to the Index, which would compete with the notes. By introducing competing products into the marketplace in this manner, we or Goldman, Sachs & Co. and its affiliates could adversely affect the market value of your notes and the amount we pay on your notes at maturity. To the extent that Goldman, Sachs & Co. or its affiliates serve as issuer, agent or underwriter of those securities or other similar instruments, their interests with respect to those products may be adverse to your interests as a holder of the notes.

The policies of the Index Sponsor and changes that affect the Index or the Index stocks could affect the amount payable on your notes and their market value.

     The policies of the Index Sponsor concerning the calculation of the Closing Level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Closing Level could affect the Closing Level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and their market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Closing Level, or if the Index Sponsor discontinues or suspends calculation or publication of the Closing Level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Closing Level is not available because of a Market Disruption Event or for any other reason, Goldman, Sachs & Co., as calculation agent for your notes, may determine the Closing Level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.

There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.

     We are not affiliated with the issuers of the Index stocks or the Index Sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The Index” below for certain information about the Index.

     Neither the Index Sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index Sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.

We can postpone the Determination Date if a Market Disruption Event occurs.

     If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days, and the Maturity Date will be postponed by an equal number of Business Days. Moreover, if the Closing Level is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Index Level based on its assessment, made in its sole discretion, of the Closing Level at that time. The maturity of your notes may be postponed, although not by more than one Business Day, in the event that the Maturity Date is not a Business Day. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until between one and five Business Days after the originally scheduled Maturity Date.

Secondary trading in the notes may be limited.

     The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and asked prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “The market price of your notes may be influenced by many unpredictable factors” above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.

     The U.S. Federal income tax consequences of an investment in your notes are complex and uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these consequences are summarized below but you should read the more detailed discussion in “Taxation in the United States” in this pricing supplement and in the accompanying prospectus supplement and prospectus and also consult your tax advisor as to tax consequences of investing in the notes.

     There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization.

     Notwithstanding our agreement to treat the notes as financial contracts, the Internal Revenue Service (IRS) could assert that the notes should be taxed in a manner that is different than described in this pricing supplement. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, as discussed further below, on December 7, 2007, the IRS issued a notice indicating that it and the Treasury Department (Treasury) are actively considering whether holders should be required to accrue ordinary income on a current basis and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should carefully review the discussion of the notice under “Taxation in the United States – Alternative Treatments” in this pricing supplement and consult your tax advisor regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of the notice in particular.

ADDITIONAL INFORMATION

Calculation agent

     We have initially appointed Goldman, Sachs & Co. as calculation agent for the purpose of determining the Final Index Level and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent shall be final and binding on us and the holders of the notes.

     Upon request, the calculation agent will provide a written statement to an investor showing how the Redemption Amount per U.S. $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
Attn: Structured Equities Solutions
Telephone No. +1 212 902 1000
Facsimile No. +1 212 902 3000

Hypothetical examples

     In the table below, we provide a range of hypothetical pretax Index Returns for the Index. Based on these hypothetical Index Returns, we illustrate a range of Redemption Amounts per $1,000.00 Face Amount of notes. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical Index Returns could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the table reflects hypothetical rates of return on the notes assuming that they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.

     The table below also assumes that there is no change in or affecting any of the Index stocks or the method by which the Index Sponsor calculates the Closing Level, that there is no change in the relative weighting of any Index stock and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Index stocks.

     The Index has been highly volatile in the past and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical performance of the Index set forth elsewhere in this pricing supplement. For information about the level of the Index during recent periods, see “The Index – MSCI EAFE Index Historical Closing Levels” below.

     The levels in the left column of the table below represent hypothetical Final Index Levels and are expressed as percentages of the Initial Index Level. The amounts in the right column represent the hypothetical Redemption Amounts, based on the corresponding hypothetical Final Index Levels, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-hundredth of one percent). The middle column contains hypothetical Redemption Amounts for each U.S. $1,000.00 Face Amount of notes, based on the corresponding hypothetical Final Index Levels, and are expressed as cash amounts rounded to the nearest U.S. $0.01. Thus, a hypothetical Redemption Amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000.00 of the outstanding Face Amount of the offered notes on the Maturity Date would equal 100.00% of the Face Amount of a note, based on the corresponding hypothetical Final Index Level and the assumptions noted below.

     The following table illustrates the hypothetical payment amounts of the notes on the Maturity Date assuming a Cap Level of 137.00% of the Initial Index Level and a Maximum Redemption Amount of 137.00% of the Face Amount, or $1,370.00 for every $1,000.00 of Face Amount.

Final Index Level as Percentage of Initial Index Level	Redemption Amount per $1,000 Face Amount	Redemption Amount as a Percentage of $1,000 Face Amount
175.00%	$1,370.00	137.00%
150.00%	$1,370.00	137.00%
137.00%	$1,370.00	137.00%
130.00%	$1,300.00	130.00%
120.00%	$1,200.00	120.00%
110.00%	$1,100.00	110.00%
100.00%	$1,000.00	100.00%
97.00%	$970.00	97.00%
95.00%	$950.00	95.00%
90.00%	$900.00	90.00%
85.00%	$900.00	90.00%
80.00%	$900.00	90.00%
70.00%	$900.00	90.00%
60.00%	$771.40	77.14%
50.00%	$642.90	64.29%
25.00%	$321.40	32.14%
10.00%	$128.60	12.86%
0.00%	$0.00	0.00%

     If, for example, the Final Index Level were determined to be 25.00% of the Initial Index Level, the Redemption Amount that we would deliver on your notes at maturity would be 32.14% of the Face Amount for each of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date and held them to the Maturity Date, you would lose approximately 67.86% of the Face Amount of your investment.

     The following graph shows a graphical illustration of the hypothetical Redemption Amounts (expressed as a percentage of the Face Amount of your notes) that we would deliver to you on the Maturity Date, if the Final Index Level (expressed as a percentage of the Initial Index Level) were any of the hypothetical levels shown on the horizontal axis and based on an assumed Cap Level of 137.00% and a Maximum Redemption Amount of 137.00% of the Face Amount, or $1,370.00 for every $1,000.00 of Face Amount. The graph shows that any hypothetical Final Index Level of less than 100.00% of the Initial Index Level (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical Redemption Amount of less than 100.00% of the Face Amount for each of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, you would lose some or all of the Face Amount of your notes.

Same-day funds settlement and payment

     The initial settlement for the notes and all payments of principal will be made in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE INDEX

     We have derived all information regarding the MSCI EAFE Index (the Index) contained in this pricing supplement, including, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by MSCI. MSCI has no obligation to continue to publish the Index, and may discontinue publication of the Index at any time. We do not assume any responsibility for the accuracy or completeness of such information.

     The Index is a free float-adjusted market capitalization index that is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East. As of February 8, 2010 the Index consisted of the following 21 developed country indexes: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The Index is a part of a series of indices sponsored by MSCI called the MSCI Standard Index series.

MSCI EAFE Index Index Stock Weighting by Country as of February 8, 2010

Country:	Percentage (%)*
Australia	8.2
Austria	0.3
Belgium	1.0
Denmark	0.9
Finland	1.2
France	10.6
Germany	7.7
Greece	0.4
Hong Kong	2.3
Ireland	0.3
Italy	3.3
Japan	22.8
Netherlands	2.6
New Zealand	0.1
Norway	0.8
Portugal	0.3
Singapore	1.5
Spain	4.0
Sweden	2.6
Switzerland	7.8
United Kingdom	21.2
*Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index Index Stock Weighting by Sector as of February 8, 2010

Sector† :	Percentage (%)*
Energy	8.17
Materials	10.07
Industrials	11.58
Consumer Discretionary	9.86
Consumer Staples	10.16
Health Care	8.65
Financials	24.67
Information Technology	5.14
Telecommunication Services	5.14
Utilities	5.88
* Information provided by MSCI Barra. Percentages may not sum to 100% due to rounding.

† Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Constructing the MSCI Standard Index Series

MSCI undertakes an index construction process which involves:

  Defining the equity universe.

  Adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors.

  Classifying the universe of securities under the Global Industry Classification Standard (GICS).

  Selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Defining the equity universe

     The index construction process starts at the country level, with the identification of the universe of investment opportunities.

     MSCI classifies each company and its securities in one and only one country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the total market capitalization of securities for free float

     After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe. The process of free float-adjusting market capitalization involves:

  Defining and estimating the free float available to foreign investors for each security, using MSCI’s definition of free float.

  Assigning a free float-adjustment factor to each security.

  Calculating the free float-adjustment market capitalization of each security.

     MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include:

  Strategic and other shareholdings not considered part of available free float.

  Limits on share ownership for foreign investors.

  Other foreign investment restrictions.

     MSCI’s estimation of free float is based solely on publicly available shareholder information obtained from multiple information sources. For each security, all available shareholdings are considered where public data is available, regardless of the size of the shareholding. Construction may be conducted with analysts, other industry experts and official company contracts, particularly where disclosure standards or data quality make the estimation of free float difficult.

Classifying the universe of securities under the GICS

     In addition to the free float-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed in conjunction with Standard & Poor’s (a division of The McGraw Hill Companies), the GICS. The comprehensive classification scheme provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indexes.

     GICS consists of 10 sectors, 24 industry groups, 68 industries and 154 sub-industries. Each company is assigned to one sub-industry. The GICS guidelines used to determine the appropriate industry classification are:

  A security of a company is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company’s revenues.

  A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings.

  Where the above guidelines cannot be applied, or are considered inappropriate, further analysis is conducted, and other factors are analyzed to determine an appropriate classification.

Selecting securities for index inclusion

     In order to ensure a broad and fair representation in the indices of the diversity of business activities in the universe, MSCI follows a bottom-up approach to index construction, building indices from the industry group level up. The bottom-up approach to index construction requires a thorough analysis and understanding of the characteristics of the equity universe. This analysis drives the individual security selection decisions and aims to reflect the overall features of the equity universe in the country index.

     MSCI targets an 85% free float-adjusted market representation level within each industry group within each country. The security selection process within each industry group is based on a careful analysis of:

  Each company’s business activities and the diversification that its securities would bring to the Index.

  The size (based on free float-adjusted market capitalization) and liquidity of securities. All other things being equal, MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

  The estimated free float for the company and its individual share classes. Only securities of companies with an estimated overall and/or security free float greater than 15% are, in general, considered for inclusion.

Maintaining the MSCI Standard Index Series

Overall, index maintenance can be described by three broad categories of implementation of changes.

  Annual full country index reviews that systematically re-assess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable.

  Quarterly index reviews, aimed at promptly reflecting other significant market events.

  Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indices rapidly as they occur. Potential changes in the status of countries (stand-alone, emerging, developed) follow their own separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

Annual full country index review

     The objective of the annual full country review, which is carried out every May, is to systematically re-assess the various dimensions of the equity universe for all countries on a fixed annual timetable. This includes a reappraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and nonconstituent securities, an update of minimum size guidelines for new and existing constituents, as well as changes typically considered for a quarterly index review as discussed below.

Quarterly index review

     The quarterly index review process is designed to ensure that the indexes continue to be an accurate reflection of the evolving equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full country index review due to their importance.

     During a quarterly index review, securities may be added to or deleted from a country index for a variety of reasons including the following:

  Additions or deletions of securities, due to one or more industry groups having become significantly over-or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

  Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float, and removal or decreases of foreign ownership limitations not implemented immediately.

  Replacement of companies, which are no longer suitable industry representatives.

  Deletion of securities whose company and/or security free float has fallen to less than 15%.

  Deletion of securities that have become very small or illiquid.

  Replacement of securities (additions or deletions) resulting from the review of price sources for constituents with both domestic and foreign board quotations.

  Additions or deletions of securities as a result of other market events.

Ongoing event-related changes

     Ongoing event-related changes to the indexes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. Ongoing event-related charges can also result from capital reorganizations in the form of rights issues, bonus issues, public issuances and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indexes at the time of the event.

Announcement policy

     The results of the annual full country index review are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May. The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February, August and November. All ongoing event-related changes resulting from corporate events are announced prior to their implementations.

     The changes are typically announced at least ten business days prior to these changes becoming effective in the indices as an expected announcement, or as an undetermined announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends confirmed announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5.30 p.m. U.S. Eastern Standard Time (EST).

     In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events. In the case of large secondary offerings for existing constituents, where possible, these changes will be announced prior to the end of a relevant subscription period and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available. Both equity offerings and secondary offerings for U.S. securities will be confirmed through an announcement during market hours for same or next day implementation, as the completion of such events cannot be confirmed prior to the notification of the pricing. Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable.

Historical High, Low and Closing Levels of the Index

     The Closing Level of the Index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Closing Level of the Index during any period shown below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the Index as an indication of the future performance of the Index.

     We cannot give you any assurance that the future performance of the Index or the Index stocks will result in you receiving an amount greater than the outstanding Face Amount of your notes on the Maturity Date. Neither we nor Goldman, Sachs & Co. make any representation to you as to the performance of the Index. Moreover, in light of current market conditions, the trends reflected in the historical performance of the Index may be less likely to be indicative of the performance of the Index during the period from the Trade Date until the Determination Date than would otherwise have been the case. During the period from January 1, 2007 through February 12, 2010, there were 311 24-month periods, the first of which began on January 1, 2007 and the last of which ended on February 12, 2010. In 311 of such 311 24-month periods, the Closing Level of the Index on the final date of such period has fallen below the Closing Level of the Index on the initial date of such period. Therefore, during 100% of such 24-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (Goldman, Sachs & Co. calculated these figures using fixed 24-month periods and did not take into account holidays or non-business days.)

     In light of the increased volatility currently being experienced by U.S. and global securities markets and recent market declines, it may be substantially more likely that the Index will be more volatile during the period from the Trade Date until the Determination Date than it has been historically which may increase the risk that you could lose all or a substantial portion of your investment in the notes.

     Before investing in the offered notes, you should consult publicly available information to determine the relevant Index Levels between the date of this pricing supplement and the date of your purchase of the offered notes. The actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

     The table below shows the high, low and final Closing Levels of the Index for each of the four calendar quarters in 2007, 2008, 2009 and the first calendar quarter in 2010 (through February 12, 2010). We obtained the Closing Levels listed in the table below from Bloomberg Financial Services, without independent verification.

MSCI EAFE Index Historical Closing Levels

	High	Low	Close

2007:
Quarter ended March 31	2,182.60	2,030.00	2,147.51
Quarter ended June 30	2,285.36	2,152.13	2,262.24
Quarter ended September 30	2,335.70	2,039.86	2,300.38
Quarter ended December 31	2,388.74	2,179.99	2,253.36
2008:
Quarter ended March 31	2,253.36	1,913.53	2,038.62
Quarter ended June 30	2,206.72	1,957.23	1,967.19
Quarter ended September 30	1,934.39	1,553.15	1,553.15
Quarter ended December 31	1,568.20	1,044.23	1,237.42
2009:
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010:
Quarter ending March 31 (through February 12, 2010)	1,642.20	1,451.53	1,467.05

License Agreement

     MSCI and Eksportfinans ASA will enter into a non-transferable, non-exclusive license agreement granting Eksportfinans ASA the right to use the Index in connection with the issuance of certain securities, including the notes.

     THIS FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICEMARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY EKSPORTFINANS ASA. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICEMARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS FINANCIAL PRODUCT OR THE ISSUER OR OWNER OF THIS FINANCIAL PRODUCT. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUERS OR OWNERS OF THIS FINANCIAL PRODUCT INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS FINANCIAL PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THIS FINANCIAL PRODUCT IS REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THIS FINANCIAL PRODUCT IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

     ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, ISSUERS OF THE FINANCIAL SECURITIES, OWNERS OF THE FINANCIAL SECURITIES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

TAXATION IN THE UNITED STATES

     The following discussion supplements and should be read together with the discussion in the prospectus supplement and the prospectus under Taxation in the United States and is subject to the limitations and exceptions set forth therein. The following discussion represents the opinion of Allen & Overy LLP and does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder. You should consult your own tax adviser in determining the tax consequences of your investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     The U.S. Federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. No ruling is being requested from the IRS with respect to the notes and, accordingly, no assurance can be given that the IRS will agree with, and a court will ultimately uphold, the conclusions expressed herein. Although no definitive authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. Federal income tax purposes, we intend to treat the notes as financial contracts and, unless otherwise indicated, the discussion below assumes this to be the case. By purchasing a note, you and we agree, in the absence of a change in law, an administrative determination or a judicial ruling to the contrary, to characterize such note for all tax purposes as a financial contract. However, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences (including the timing, amount and character of income) different from those described below.

     Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received upon disposition and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss, and should be long-term capital gain or loss if you held the notes for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations. You should consult your own tax adviser concerning the U.S. Federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

     Alternative Treatments. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. There is no statutory, judicial or administrative authority discussing how your notes should be treated for U.S. Federal income tax purposes. In light of the uncertainty as to the U.S. Federal income tax treatment, it would be a reasonable interpretation under current law that the notes could be treated as a single debt instrument subject to the special tax rules governing contingent payment debt instruments. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a noncontingent fixed-rate debt instrument with other terms and conditions similar to your notes (the comparable yield). You would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes would be equal to the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes. Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

     If the notes are treated as a contingent debt instrument and you purchase your notes in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of the notes, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your notes in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     It is also possible that the IRS could assert that your notes should be subject to the constructive ownership rules set forth in Section 1260 of the Internal Revenue Code. Specifically, Section 1260 treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” in that property, with the result that all or a portion of the long-term capital gain recognized by such taxpayer with respect to the derivative position may be recharacterized as ordinary income. In addition, Section 1260 may impose an interest charge on the long-term capital gain that was recharacterized. Section 1260 in its current form would not apply to the notes. However, Section 1260 authorizes the Treasury to promulgate regulations (possibly with retroactive effect) to expand the constructive ownership regime. There is no assurance that the Treasury will not promulgate regulations to apply the constructive ownership regime to the notes.

     Because of the absence of authority regarding the appropriate tax characterization of your notes, it is possible that the IRS could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax adviser as to the tax consequences of any possible alternative characterizations of your notes for U.S. Federal income tax purposes.

     Possible new administrative guidance and/or legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the notes. For example, on December 7, 2007, the IRS released a notice stating that it and Treasury are actively considering the proper federal income tax treatment of an instrument such as the notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.

     The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special constructive ownership rules of Section 1260 of the Internal Revenue Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

     In addition, one member of the House of Representatives introduced a bill on December 19, 2007 that, if enacted, would have required holders of instruments such as the notes purchased after the bill is enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes. It is not possible to predict whether a similar bill will be re-introduced or enacted in the future and whether any such bill would affect the tax treatment of your notes.

     Prospective purchasers of the notes should review the Taxation in the United States section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION

     The notes are being purchased by Goldman, Sachs & Co. (the agent) as principal, pursuant to a terms agreement dated as of         , 2010 between the agent and us. The initial sale of the notes in this offer entails a longer settlement period than is customary for similar debt securities. For purposes of Rule 15c6-1 of the Securities Exchange Act of 1934, as amended,        , 2010 shall be the date for payment of funds and delivery of securities for all of the securities sold pursuant to the offering. The agent has agreed to pay our out-of-pocket expenses of the issue of the notes.

     From time to time, the agent and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, an affiliate of the agent is our swap counterparty for a hedge of our obligation under the notes.